                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                 FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the fiscal year ended December 31, 1993

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                      COMMISSION FILE NUMBER 2-95366



                            PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN
                         (Full title of the Plan)



                            PITTWAY CORPORATION
       (Name of Issuer of the Securities Held Pursuant to the Plan)




                      200 S. Wacker Drive, Suite 700
                       Chicago, Illinois 60606-5802
             (Address of Issuer's Principal Executive Office)

                           REQUIRED INFORMATION




                                                                 Page

(a)  Financial Statements - financial statements                 3-14
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Exhibit:

     Consent of Independent Accountants                           16

                            PITTWAY CORPORATION
                         BLUE CHIP PROFIT SHARING
                             AND SAVINGS PLAN

                           FINANCIAL STATEMENTS

                        DECEMBER 31, 1993 and 1992

                            PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       INDEX TO FINANCIAL STATEMENTS



Title                                                            Page

Report of independent accountants                                  5

Financial statements:

     Statement of Financial Position (with Fund Information)
      at December 31, 1993                                         6

     Statement of Financial Position (with Fund Information)
      at December 31, 1992                                         7

     Statements of Income and Changes in Plan Equity (with
      Fund Information) for the year ended December 31, 1993       8

     Statements of Income and Changes in Plan Equity (with
      Fund Information) for the year ended December 31, 1992       9

     Notes to financial statements                               10-14

                     REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and the
Administrative Committee of the
Pittway Corporation Blue Chip
Profit Sharing and Savings Plan


In our opinion, the accompanying statements of financial position, and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Pittway Corporation Blue Chip Profit Sharing and Savings Plan at December 31, 1993 and 1992, and the results of its operations and changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial position and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and income and changes in plan equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Price Waterhouse



Chicago, Illinois
June 17, 1994

                               PITTWAY CORPORATION
                    BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

             STATEMENT OF FINANCIAL POSITION (WITH FUND INFORMATION)
                               AT DECEMBER 31, 1993

                                                                    Fidelity    Fidelity     Fidelity
                                Aptar      Pittway     Fidelity     Growth &     Money       Managed
                                Stock       Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total
           ASSETS

Investments                   $2,242,364  $4,976,020  $19,598,977  $4,723,941  $15,114,123  $1,210,456       -       $47,865,881
Participant loans                  -           -            -           -            -           -      $  830,313       830,313
Dividends and interest
 receivable                        -          19,601        -           -            -           -           -            19,601

Contributions receivable:
 From participating employees      -             384        2,374         444          365         294       -             3,861
 From employer                     -             105          839         111          139          74       -             1,268
                              $2,242,364  $4,996,110  $19,602,190  $4,724,496  $15,114,627  $1,210,824  $  830,313   $48,720,924


 LIABILITIES AND PLAN EQUITY

Participants' equity          $2,242,364  $4,996,110  $19,602,190  $4,724,496  $15,114,627  $1,210,824  $  830,313   $48,720,924
                              $2,242,364  $4,996,110  $19,602,190  $4,724,496  $15,114,627  $1,210,824  $  830,313   $48,720,924


             The accompanying notes are an integral part of this statement.

                               PITTWAY CORPORATION
                    BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

             STATEMENT OF FINANCIAL POSITION (WITH FUND INFORMATION)
                               AT DECEMBER 31, 1992

                                                                    Fidelity    Fidelity     Fidelity
                                 Life      Pittway     Fidelity     Growth &     Money       Managed
                              Insurance     Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total
           ASSETS

Investments                        -      $4,964,108  $18,535,297  $1,990,832  $20,547,009  $  525,690       -       $46,562,936
Participant loans                  -           -            -           -            -           -      $1,022,759     1,022,759

Contributions receivable:
 From participating employees      -          22,446       80,117      16,976       84,558       8,536       -           212,633
 From employer                     -           6,244       23,156       4,295       23,793       2,532       -            60,020
                                   -      $4,992,798  $18,638,570  $2,012,103  $20,655,360  $  536,758  $1,022,759   $47,858,348


 LIABILITIES AND PLAN EQUITY

Participants' equity               -      $4,992,798  $18,638,570  $2,012,103  $20,655,360  $  536,758  $1,022,759   $47,858,348
                                   -      $4,992,798  $18,638,570  $2,012,103  $20,655,360  $  536,758  $1,022,759   $47,858,348


             The accompanying notes are an integral part of this statement.

                               PITTWAY CORPORATION
                    BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

     STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY (WITH FUND INFORMATION)
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                    Fidelity    Fidelity     Fidelity
                                Aptar      Pittway     Fidelity     Growth &     Money       Managed
                                Stock       Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total
Contributions:
 From participating employees      -      $  544,358  $ 2,348,516  $  778,519  $ 2,040,902  $  248,949       -       $ 5,961,244
 From employer                     -         157,606      598,191     176,374      525,882      61,176       -         1,519,229
                                   -         701,964    2,946,707     954,893    2,566,784     310,125       -         7,480,473

Income from investments:
 Dividends and interest            -          93,545    1,784,766     230,226      473,545      53,103  $   46,112     2,681,297
 Net appreciation in market
  value of investments        $  808,965   1,542,531    2,136,123     321,443        -           -           -         4,809,062

Benefits paid to participants    (28,122)    (53,229)  (1,041,992)    (31,338)  (1,177,252)    (25,771)     (8,244)   (2,365,948)

Transfers between funds, net   1,461,695  (1,177,452)     383,244   1,798,072   (2,930,933)    370,503      94,871         -
Transfers to/from other
 plans, net                         (174) (1,104,047)  (5,245,228)   (560,903)  (4,472,877)    (33,894)   (325,185)  (11,742,308)

Net increase (decrease) in
 participants' equity
 for the period                2,242,364       3,312      963,620   2,712,393   (5,540,733)    674,066    (192,446)      862,576
Participants' equity,
 beginning of the period           -       4,992,798   18,638,570   2,012,103   20,655,360     536,758   1,022,759    47,858,348
Participants' equity,
 end of the period            $2,242,364  $4,996,110  $19,602,190  $4,724,496  $15,114,627  $1,210,824  $  830,313   $48,720,924

             The accompanying notes are an integral part of this statement.

                               PITTWAY CORPORATION
                    BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

     STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY (WITH FUND INFORMATION)
                      FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                    Fidelity    Fidelity     Fidelity
                                 Life      Pittway     Fidelity     Growth &     Money       Managed
                              Insurance     Stock      Magellan      Income      Market       Income    Participant
                                 Fund        Fund        Fund         Fund        Fund         Fund       Loans         Total
Contributions:
 From participating employees $   12,698  $  402,852  $ 2,747,325  $  220,878  $ 3,309,309  $   83,553       -       $ 6,776,615
 From employer                     -          92,001      569,264      31,668      731,176      16,612       -         1,440,721
                                  12,698     494,853    3,316,589     252,546    4,040,485     100,165       -         8,217,336

Income from investments:
 Dividends and interest            -         127,784    2,603,748     156,960      831,009      13,431  $   77,898     3,810,830
 Increase in cash surrender
  value of life insurance         29,111       -            -           -            -           -           -            29,111
 Net appreciation/
  (depreciation) in market
  value of investments             -         631,981   (1,412,624)    (48,293)       -           -           -          (828,936)
 Life insurance premiums         (12,698)      -            -           -            -           -           -           (12,698)

Benefits paid to participants     (4,174)   (147,981)  (2,266,780)    (73,616)  (3,804,621)     (2,499)    (62,260)   (6,361,931)

Transfers between funds, net    (221,805)  1,052,801       33,925   1,724,506   (3,201,575)    425,661     186,487         -

Net increase (decrease) in
 participants' equity
 for the period                 (196,868)  2,159,438    2,274,858   2,012,103   (2,134,702)    536,758     202,125     4,853,712
Participants' equity,
 beginning of the period         196,868   2,833,360   16,363,712       -       22,790,062       -         820,634    43,004,636
Participants' equity,
 end of the period                 -      $4,992,798  $18,638,570  $2,012,103  $20,655,360  $  536,758  $1,022,759   $47,858,348

             The accompanying notes are an integral part of this statement.

                            PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The Pittway Corporation Blue Chip Profit Sharing and Savings Plan (the "Plan") covers eligible full-time employees of Pittway Corporation and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

Through June 1992 an employee became eligible to participate on January 1 or July 1 after the completion of one year of service. Beginning July 1992, an employee also becomes eligible to participate on April 1 or October 1 after the completion of one year of service. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 12 percent (subject to Internal Revenue Service limitation) of earnings.
Participants' earnings are generally defined as total compensation for services rendered to a participating Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually for each separate participating Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

Through June 1992, the investment funds available that participants could select were the Pittway Class A Stock Fund, Fidelity Magellan Fund and Fidelity Money Market Fund. Beginning July 1992, two additional investment funds, the Fidelity Growth and Income Fund and the Fidelity Managed Income Fund, were made available for selection. In April 1992, the Life Insurance Fund was eliminated as an investment option; all cash values earned under this option were transferred to the Fidelity Money Market Fund and the policies (without cash value) were distributed to the respective participants. In April 1993, the AptarGroup, Inc. Common Stock Fund was established when the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. and distributed an amount of AptarGroup, Inc. common stock equal to each share of Pittway Class A Stock held.

Through June 1992, a participant could elect to transfer certain portions of his or her account in the Plan from one fund to another each January 1 or July 1 enrollment date. Beginning July 1992, a participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Fidelity Money Market Fund, Fidelity Managed Income Fund, Pittway Class A Stock Fund and AptarGroup, Inc. Common Stock Fund.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce future contributions of the Employer.

Effective January 1, 1993, Fidelity Management Trust Company replaced Continental Trust Company as the trustee of the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Money Market Fund and Fidelity Managed Income Fund. Continental Trust Company remains the trustee of the AptarGroup, Inc. Common Stock Fund and the Pittway Class A Stock Fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The Aptar Stock Fund and Pittway Stock Fund invest in shares of AptarGroup, Inc. common stock and Pittway Corporation Class A stock, respectively. The Fidelity Magellan Fund is an open end mutual fund that invests in the stocks of both well-known and lesser-known foreign and domestic companies. The Fidelity Growth and Income Fund is an open end mutual fund that invests in common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities. The Fidelity Money Market Fund is an open end mutual fund that invests in obligations issued or guaranteed as to principal and interest by the U.S. Government. The Managed Income Fund is a pooled investment fund that invests in high-quality, short and long term investment contracts, bank investment contracts, short-term money market instruments and debt obligations issued by one institution and insured by another as to the payment of principal at maturity.

Investments in the Aptar Stock Fund and Pittway Stock Fund are valued at quoted market prices. Investments in the Fidelity Magellan Fund and Fidelity Growth and Income Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Money Market Fund and Fidelity Managed Income Fund are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The cost of securities sold is determined on an average cost basis. In accordance with regulatory requirements for the Plan's Form 5500, the cost of securities sold is determined based on the fund price at the beginning of the plan year. This treatment results in a difference in realized and unrealized appreciation or depreciation between the Plan's Form 5500 and the financial statements.

Participant loans

Certain prior year amounts relating to participant loan activity have been reclassified to conform to the current year classification of reporting loan disbursements based on a source and fund hierarchy and loan repayments based on the most recent fund election percentage designated by the participant. Accordingly, participants' equity in the Fidelity Money Market Fund decreased and participants' equity in Participant Loans increased by $1,022,759 as a result of reclassifying the participant loan activity. Activity initially recorded against participant fund balances is reflected within net transfers between funds.

Contributions

Through June 1992, Employer and employee contributions were invested by Continental Trust Company (the trustee) in a short-term investment fund in the month after the payroll deductions were withheld from the Plan participants. Allocation of these contributions to the appropriate funds was made in the following month based upon information provided by the Plan recordkeeper. Beginning July 1992, Employer and employee contributions are invested directly in appropriate funds.

Benefit payment obligations

Benefit payment obligations to terminated employees at year-end are not presented as a liability in the Statements of Financial Position or as benefit payments in the Statements of Income and Changes in Plan Equity. This treatment results in a difference between the Plan's Form 5500 and the financial statements. Benefit obligations existing at December 31, 1993 and 1992 are as follows:

Fund                                 12/31/93       12/31/92

Aptar Stock Fund                     $  2,164          -
Pittway Stock Fund                      8,399       $ 22,503
Fidelity Magellan Fund                106,725        145,958
Fidelity Growth & Income Fund          16,639          4,923
Fidelity Money Market Fund            181,974        149,010
Fidelity Managed Income Fund            2,355             73
Participant Loans                       1,226          3,385
                                     $319,482       $325,852

Life Insurance Fund

Proceeds from Life Insurance Fund benefits, cancellations and withdrawals may have been temporarily deposited into the Fidelity Money Market Fund until disbursement to the plan participant was made. This disbursement activity was reflected within the Life Insurance Fund for financial statement purposes.

Trustee and administrative expenses

Expenses incurred in the administration of the Plan are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Party-in-interest transactions consisted of loans made to participants and investments in the Pittway Class A Stock Fund.

The Plan provides that a participant may, for reasons of hardship, borrow from the Plan an amount not to exceed 50 percent of the participant's vested account balance. Each participant loan is evidenced by a note and is considered an investment of that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 54 months.

Stock in the Pittway Class A Stock Fund is acquired by Fidelity Management Trust Company on the open market at fair market value on the date purchased.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has made a favorable determination as to the qualification of the Plan pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Trust has been determined to be exempt from taxation under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN:

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate its participation in the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 6 - INVESTMENTS:

The cost and market value of investments at December 31, 1993 and 1992 were as follows:

                                                  Market         Number
1993 Investments                      Cost         Value        of Shares

Aptar Common Stock                $ 1,499,318   $ 2,242,364     108,065.752
Pittway Class A Stock               2,498,179     4,976,020     154,295.207
Fidelity Magellan Fund             18,906,840    19,598,977     276,626.352
Fidelity Growth & Income Fund       4,483,066     4,723,941     212,598.604
Fidelity Money Market Fund         15,114,123    15,114,123  15,114,122.590
Fidelity Managed Income Portfolio   1,210,456     1,210,456   1,210,456.290
                                  $43,711,982   $47,865,881

                                                  Market         Number
1992 Investments                      Cost         Value        of Shares

Pittway Class A Stock             $ 3,946,247   $ 4,964,108     143,887.184
Fidelity Magellan Fund             16,373,081    18,535,297     294,164.371
Fidelity Growth and Income Fund     2,028,002     1,990,832     101,006.177
Fidelity Money Market Fund         20,547,009    20,547,009  20,547,009.170
Fidelity Managed Income Portfolio     525,690       525,690     525,690.460
                                  $43,420,029   $46,562,936

NOTE 7 - TRANSFER TO/FROM OTHER PLANS:

On April 22, 1993, the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. On this date, Plan equity for Seaquist Group employees totaling $12,091,921 was transferred to AptarGroup, Inc. Additionally, $349,613 of assets from a predecessor plan of a subsidiary of the Company were merged and transferred into the Plan.

                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         PITTWAY CORPORATION BLUE CHIP
                         PROFIT SHARING AND SAVINGS PLAN








                         BY:  /s/ Nicholas J. Caccamo
                              Nicholas J. Caccamo
                              Member of Plan Administrative Committee


Date: June 27, 1994

                                                  EXHIBIT
                                                  PITTWAY CORPORATION
                                                  DECEMBER 31, 1993

                                                  FORM 11-K




                    CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35168) of Pittway Corporation of our report dated June 17, 1994 appearing on page 5 of this Form 11-K.









Price Waterhouse






Chicago, Illinois
June 27, 1994